18000706

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing
JUN 25 2018
Washington, DC

SEC FILE NUMBER
8-65479

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/17 (MM/DD/YY) AND ENDING 04/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MVision Private Equity Advisers USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Connaught House 1-3 Mount Street
(No. and Street)

London (City) United Kingdom (State) W1K 3NB (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mounir Guen +44 20 7491 8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton UK LLP
(Name – *if individual, state last, first, middle name*)

30 Finsbury Square (Address) London (City) United Kingdom (State) EC2A 1AG (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [x] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/27/18

OATH OR AFFIRMATION

I, Mounir Guen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVision Private Equity Advisers USA LLC, as of April 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

Signature

C.E.O.

Title

21st June 2018

Notary Public

MARTIN E. BUCHNER
Scrivener Notary of London, England
My commission expires with life.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements:

Statement of Financial Condition 2

Notes to Financial Statements 3-6

Grant Thornton UK LLP
30 Finsbury Square
London
EC2A 1AG

T +44 (2)20 73835100
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders,
MVision Private Equity Advisers USA LLC

We have audited the accompanying statement of financial condition of MVision Private Equity Advisers USA LLC, a Delaware limited liability company (the "Company") as of April 30, 2018, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2018, in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton UK LLP

GRANT THORNTON UK LLP

We have served as the Company's auditor since 2018.

London, England
June 22, 2018

MVision Private Equity Advisers USA LLC

Statement of Financial Condition
April 30, 2018

ASSETS	
Current:	
Cash and Cash Equivalents	$ 2,043,068
Fees Receivable	335,970
Receivable from affiliates	378,227
Prepaid Expenses	80,560
Prepaid Taxes	37,979
Non current:	
Fixed Assets, net	16,341
Deferred Tax asset	600,472
Security deposits	221,343
Total assets	$ 3,713,960
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$ 165,236
Total liabilities	$ 165,236
Commitments and Contingencies (Notes 4 and 7)	
Stockholder's Equity:	
Common stock, par value $100 per share; 1,000,000 shares authorized;	
750 shares issued and outstanding	75,000
Retained earnings	3,473,724
Total stockholder's equity	3,548,724
Total liabilities and stockholder's equity	$ 3,713,960

The accompanying notes are an integral part of this financial statement.

Note 1. Summary of Significant Accounting Policies

Basis of Presentation: The financial statements are presented in accordance with generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cash flows.

Foreign Currency: The Company maintains certain cash accounts denominated in foreign currencies. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the statement of operations is translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net loss.

Use of Estimates: In presenting the financial statements in conformity with GAAP, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Revenue Recognition: The Company earns revenue by charging a fee for raising capital for private equity firms and investment managers and for providing related specialized financial services.

Cash and Cash Equivalents: The Company considers all highly liquid money market instruments with an original maturity of three months or less at the time of purchase to be cash equivalents. As at April 30, 2018 the company held no cash equivalents.

Fees Receivable: These represent receivables from third parties for services performed prior to year-end.

Prepaid Expenses: The Company makes payments for certain expenses, such as insurance, in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Fixed Assets: Tangible fixed assets are reported at cost, less accumulated depreciation and provision for any impairment in value. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

- Fixtures, fittings and equipment — $33^1/_3$% per annum straight-line
- Leasehold improvements — Over the term of the lease

Liabilities: Accrued expenses consist primarily of accruals made for professional fees, compensation, benefit expenses and payables to third parties.

Income Taxes: The Company accounts for income taxes in accordance with FASB Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

Note 1. Summary of Significant Accounting Policies (Continued)

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. For the year ended April 30, 2018, management has determined that there are no material uncertain income tax positions.

Recent Accounting Pronouncements:

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The ASU is effective for the firm in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The Company's implementation efforts included identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. Based on implementation work to date, the Company has concluded that the ASU did not have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

In February 2016, the FASB Accounting Standards Update No. 2016-02 Leases (Topic 842) issued amended guidance on the accounting for leases. The guidance requires the recognition of lease assets and lease liabilities for those leases classified as operating leases under previous GAAP. The guidance retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases under previous GAAP. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not changed significantly from previous GAAP. For operating leases, a lessee is required to do the following: (a) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the Statement of Financial Condition, (b) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis, and (c) classify all cash payments within operating activities in the statement of cash flows. The guidance is effective for fiscal periods beginning after December 15, 2018. Early application is permitted.

The Company is evaluating the impact of the amended guidance on the Statement of Financial Condition.

Note 2. Description of Business

MVision Private Equity Advisers USA LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability corporation that is a wholly owned subsidiary of MVision Private Equity Advisers Limited (the "Parent"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

The Company operates under exemptive provisions of paragraph (k)(2)(i) of the Securities and Exchange Commission's Rule 15c3-3 ("SEC Rule 15c3-3"). Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

Note 3. Related Party Transactions

The Company reimbursed $494,011 of fees under a service agreement (the "Agreement") effective on May 1, 2016 with the Parent. Such fee is determined based on a profit split methodology formula as stipulated in the Agreement. The Company transferred $485,954 for expenses incurred on its behalf and advanced $2,555,000 for working capital to its Parent. At April 30, 2018, the Company had an intercompany receivable from the Parent of $143,755 related to unsettled balances in connection with the Agreement. There is also an intercompany receivable from a commonly controlled affiliate of $234,472.

There is a high level of integration of the Company's activities and operations with the Parent and the accompanying financial statements are indicative of the Company's current financial condition and results of operations as part of that group. If the Company were unaffiliated, results of operations might be different.

Note 4. Commitments

The Company has office space obligations under a non-cancelable lease expiring in September 2028 and a lease with a three month notice period expiring in August 2019. The Company also has an obligation under an operating lease with a 60-day notice period. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year ending April 30,	
2019	$ 589,176
2020	451,335
2021	388,642
2022	388,642
2023	388,642
Thereafter	2,105,146
	$ 4,311,583

Office rental expense for the year ended April 30, 2018 amounted to $643,797 and is included in occupancy expense in the statement of operations.

Note 5. Employee Benefit Plans

The Company administers a 401(k) plan (the "401(k) Plan") for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company. Eligible employees were permitted to contribute up to the legal limit and the Company contributes 5% of the employees gross salary. Contributions are fully vested immediately. Participation in the 401(k) Plan is available to all full time employees of the Company on commencement of their employment. For the year ended April 30, 2018, the Company recorded contributions of $121,910 in 401(k) expense and this is included in compensation and benefits in the statement of operations.

Note 6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness fluctuate on a daily basis; however, at April 30, 2018, the Company had net capital of $1,871,390 which was $1,860,374 in excess of its required net capital of $11,016. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.

Note 7. Income Taxes

The provision (credit) for income taxes consists of the following components.

Current:	
Federal	$ -
State and local	3,096
Prior year New York City	(35,466)
Total current	(32,370)
Deferred:	
Federal	358,482
State and local	(80,771)
Total deferred	277,711
Total tax provision	$ 245,341

In December 2017, the Tax Cuts and Jobs Act of 2017 ("The Act") was enacted into law and was effective for taxable years beginning after December 31, 2017. This legislation significantly changed the U.S. federal income taxation of U.S. corporations, including reducing the U.S. corporate tax rate from 35% to 21%. The Company has reflected a revaluation to the deferred tax assets and liabilities due to the reduction in the U.S. corporate income tax rate. The Company recorded a one-time non-cash expense of $212,766 related to the enactment.

Note 8. Reconciliation of Income Tax Rate

Statutory Rate	29.67%	$ 128,762
State and City Income Taxes	1.45%	6,306
Non-deductible expenses	0.85%	3,696
Change in effective tax rate	60.02%	260,494
True Up - State NOL	-27.29%	(118,451)
Prior year refund	-8.17%	(35,466)
		-
	56.53%	$ 245,341

The Company is not subject to any federal or state tax examination and the Company does not have any uncertain tax positions.

Note 9. Deferred Tax Assets

The Company has a deferred tax asset that has been reflected in the Statement of Financial Condition, totaling $ 600,472 due to temporary differences and net operating loss (NOL) carryforwards. The temporary differences relate to the differences between the reported amounts of accruals and fixed assets and their tax bases. The effective tax rate differs from the statutory rate due to state and local taxes and adjustments to prior-year estimates.

The Company has federal and state income tax NOL carryforwards of $ 1,504,995 and $ 2,893,279 respectively, which if unused, will expire in years 2035 through 2036. The Company has recorded a deferred tax asset of $ 600,472 reflecting the benefit of $ 481,083 in loss carryforwards.

The effective tax rate for the year of 56.53% differs from the statutory blended tax rate of 29.67% primarily due to the write down of deferred tax assets and the following items:-

	Federal	State	Total
Depreciation	$ 82,625	$ 37,846	$ 120,471
Deferred Rent	574	260	834
Capital loss carry forward	584	265	849
Professional Fees Accrual	15,015	6,808	21,823
Prepaid Expenses	(16,918)	(7,670)	(24,588)
NOL Federal	316,049	-	316,049
NOL State	-	165,034	165,034
Deferred tax asset net	$ 397,929	$ 202,543	$ 600,472

Note 10. Property and Equipment

As at April 30, 2018 property and equipment are comprised of the following:

Computer and office equipment	$ 250,697
Leasehold improvements	1,612,542
Total at cost	1,863,239
Less accumulated depreciation and amortization	(1,846,898)
Property and equipment, net	$ 16,341

Note 11. Letter of Credit

The Company maintains a letter of credit in the amount of $181,140 as of April 30, 2018 to be utilized as the security deposit for an operating lease obligation. The letter of credit is secured by a cash account included in the statement of financial condition under security deposits.

Note 12. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.

Note 13. Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. Approximately 69% of the fees earned during the year were from three fund managers, however the Company has not experienced any losses to date

Note 14. Subsequent Events

Subsequent events have been evaluated through June 21, 2018, the date these financial statements were issued.